FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of August, 2007

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F    X              Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No    X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: August 1, 2007

Hanson

August 1, 2007

Interim Results 2007

For the 6 months ended June 30, 2007

Hanson delivers solid first half results

•	Group turnover*† £2,043.9m (£1,998.2m)

•	Operating profit†# £226.6m (£228.4m)

•	Profit before tax† £181.8m (£193.6m)

•	Net cash inflow from operating activities £143.7m (£106.2m)

•	Net debt £1,646.4m (£1,574.8m)

•	Earnings per share – basic 22.5p (23.2p)

*	Excluding joint-ventures and associates
†	Continuing operations
#	Before impairments and transaction costs

Key operating highlights

•	At constant exchange rates:-

•	Group turnover*† up 7%

•	Operating profit†# up 5%

•	Significant residential demand weakness in North America

•	Adverse weather conditions impacting volumes in North America, UK and Australia

•	Strong selling price discipline recovering cost increases

•	Strong recovery from Building Products UK with operating profit†# up 146%

•	Continued focus on future growth of business:-

•	£142m invested in ten acquisitions during the period with a further two acquisitions completed in July 2007

•	Capital expenditure increases for plant upgrades and to improve efficiency and cost structure

Alan Murray, Chief Executive, said: “Hanson has delivered solid results against the background of challenging conditions. Our strong selling price discipline has been maintained and we continue to invest in the future growth of our business through acquisitions and capital expenditure.”

“Yesterday, we were pleased to announce that shareholders approved, both at the Court Meeting and the Extraordinary General Meeting, the Scheme of Arrangement regarding the acquisition of Hanson by HeidelbergCement for 1100 pence per ordinary share. As anticipated, we therefore expect the acquisition to complete at the end of August, assuming all necessary approvals are received and conditions are satisfied or waived.”

Overview

Group turnover†* was £2,043.9m (£1,998.2m), an increase of 2.3%. £49.9m or 2.5% of this increase was due to acquisitions made in 2007, whilst foreign exchange translation reduced group turnover†* by £93.7m, or 4.7%. At constant exchange rates, group turnover†* increased by 7.3%.

Operating profit†# for the first half of the year decreased by 0.8% to £226.6m (£228.4m). 2007 acquisitions contributed £3.5m, whilst foreign exchange translation and lower property profits† reduced operating profit†# by £12.6m and £0.5m respectively. At constant exchange rates, operating profit†# increased by 5.0%.

Poor weather, declining residential demand, and foreign exchange translation reduced the operating profit†# contribution from our North American operations. However, this was broadly offset by strong improvements in the UK, Continental Europe, Australia and Asia Pacific.

Residential demand in North America continued to decline in the first half of 2007, resulting in reduced volumes for the majority of our products, in particular brick and roof tiles. Despite the volume decline, aggregates selling prices have continued to move forward robustly. In the UK, demand has increased in a number of our products, particularly brick and blocks, and pricing has moved forward.

Despite the volume reductions in some markets, price discipline has remained a core focus for the group. Price increases were achieved across most product lines. These increases were necessary to recover input costs that could not be absorbed through cost saving initiatives.

Property profits† decreased by £0.5m to £6.3m. Central costs for the first half have reduced from £19.2m to £16.9m. In addition, transaction costs of £1.9m (£nil) in respect of the proposed transaction between HeidelbergCement and Hanson have been incurred and relate predominately to legal costs which are not contingent on completion of the transaction.

Net finance costs for the first half have increased from £34.8m to £42.9m, primarily as a result of increased net debt brought about by acquisitions and capital expenditure in 2006 and 2007.

Profit before tax† decreased by £11.8m, or 6.1%, to £181.8m (£193.6m). Tax on continuing operations for the first half of 2007 was £31.2m (£31.8m), equivalent to an effective tax rate on profit before tax† of 17.2% (16.4%). Profit for the period decreased by £5.8m, or 3.5%, to £161.1m (£166.9m). Basic earnings per share decreased by 3.0% to 22.5p (23.2p).

Despite a reduction in profit before tax†, net cash inflow from operating activities for the period (after interest and tax, before capital expenditure) increased by 35.3% to £143.7m (£106.2m), due to working capital improvements and lower pension funding costs.

We continued to invest for the future in the first half of 2007. Capital expenditure increased in the half as our plant upgrade and operating cost saving programme continued. In addition, ten acquisitions were completed in the first half with a further two additional acquisitions completed in July.

Recommended acquisition of Hanson by HeidelbergCement

On May 15, 2007, Hanson and HeidelbergCement announced that they had reached agreement on the terms of the recommended acquisition by HeidelbergCement of the entire issued and to be issued share capital of Hanson at a price of 1100 pence in cash for each Hanson share. It is intended that the acquisition will be implemented by way of a Court approved procedure known as a Scheme of Arrangement (the “Scheme”) under the Companies Act 1985 (Section 425).

As described in the Scheme documentation, the Scheme required the approval of Hanson shareholders at a meeting convened by the Court pursuant to Section 425 and the passing of a special resolution at an Extraordinary General Meeting. These meetings were held on Tuesday, July 31, 2007 at which the requisite approvals were granted. The Scheme will also require the subsequent sanction of the Court and confirmation of the capital reduction by the Court. Subject to the satisfaction and/or waiver of the other conditions set out in the Scheme documentation, the Scheme is expected to become effective on or around August 24, 2007.

Corporate Development

A total of £142.3m was spent on ten acquisitions in the first half of the year, with approximately £44m spent during July on two additional acquisitions. Building Products North America has accounted for the majority of this spend. Two of its acquisitions, Hyprescon and Price Brothers, have strengthened the division’s pressure pipe presence in North America. A third acquisition, Johnson Bateman, gives it a key position in the southern Californian concrete pipe market, whilst a further acquisition, Eagle Precast, has extended the division’s product range in the Western region of the USA. Perma Paving, based in Ontario (Canada), was acquired in June and expands our North American pavers product line. Other transactions include the acquisition of Tweed Fine Sands, an Australian sand & gravel producer, and Irvine Whitlock, a specialist trade contractor which erects brick, block and masonry cladding in the UK. As regards future acquisition-related activity, we continue to work on a strong pipeline of additional growth opportunities.

Asbestos

Approximately 3,800 (2,750) new asbestos claimants were filed in the first half of 2007. Resolutions for the same period were around 4,250 (6,350), over 90% of which were dismissals. Outstanding claimants at the end of June 2007 were approximately 107,150, a reduction of 450 compared to 107,600 at the end of December 2006.

First half gross costs before insurance were $28.9m ($27.1m). Net costs after insurance before tax were $27.5m ($24.9m).

Gross costs in the second half of 2007 are expected to be similar to those in the first half.

An asbestos provision is maintained for those gross costs considered to be both probable and reliably estimable. At present, this is equivalent to approximately eight years of gross cost at an average of around $60m pa. The current year charge will be partially offset, based upon insurance agreements in place for certain subsidiaries. The net $22m charge for the half year is shown within discontinued operations in the income statement and is equivalent to £6.6m after tax and discounting.

Hanson’s US subsidiaries which are affected by asbestos claims intend to settle only those cases with proven disease and product identification. Certain of these subsidiaries will continue to litigate and negotiate for additional insurance cover.

Financial position

Net cash inflow from operating activities for the period (after finance and tax, before capital expenditure) increased by 35.3% to £143.7m (£106.2m).

Capital expenditure payments increased to £186.1m (£139.1m), equivalent to 196.0% of depreciation. Total cash consideration for acquisitions, including acquisition costs, was £142.3m (£541.1m). No shares were bought back during the first half of the year. The final 2006 dividend, paid in May 2007, totalled £109.5m.

Net debt increased to £1,646.4m (£1,397.3m at December 31, 2006; £1,574.8m at June 30, 2006). The group’s policy of holding net debt and foreign exchange contracts in foreign currency to offset translation effects benefited the net debt position during a period of sterling strength, resulting in a reduction in net debt of £19.7m. Gearing (net debt/equity) was 57.2% at the half year (51.2% at December 31, 2006).

Financing activity in the period related primarily to the funding of capital expenditure and acquisitions. These were financed through existing resources. At the end of the period, the proportion of net debt (including foreign exchange contracts) held in US dollars had reduced to 76% (80% at December 31, 2006) and the proportion of net debt held at fixed interest rates had fallen to 52% (63% at December 31, 2006).

The net surplus on the group’s pension schemes was £114.2m (deficit of £13.5m at December 31, 2006) largely due to increases in interest rates and equity market returns in the UK.

Dividend

As it is anticipated that the recommended acquisition of Hanson by Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement, will be completed in the third quarter of 2007, Hanson does not intend to pay an interim dividend.

Outlook

At this stage, we expect continued weakness in the US residential market and adverse foreign exchange to impact the second half of the year, with trading in divisions elsewhere remaining robust.

Review of operations

Aggregates North America

Financial highlights

	June 2007		June 2006		% change
Group turnover*†	£471.9	m	£507.6	m	(7.0)
Group operating profit*†#	£51.6	m	£56.2	m	(8.2)
Group operating margin*†#	10.9%		11.1%		(0.2	)ppts
Share of joint-ventures’ and associates’ profit after tax†	£1.2	m	£0.8	m	50.0
Operating profit†#	£52.8	m	£57.0	m	(7.4)
Property profit (inc. in operating profit†#)	£0.9	m	£0.5	m	80.0

Aggregates North America performed well given difficult trading conditions. The first half has seen lower volumes due to unusually poor weather in Texas and soft residential demand. However, the division has achieved excellent real price growth which has helped to offset lower volumes.

Group turnover†* decreased by 7.0% to £471.9m (£507.6m), primarily due to foreign exchange translation which reduced group turnover†* by £46.6m. At constant exchange rates, group turnover†* increased by 2.4%. Group operating margin†*# decreased from 11.1% to 10.9%.

Operating profit†# for the first half of the year decreased by 7.4%, to £52.8m (£57.0m), with foreign exchange translation reducing operating profit†# by £5.2m. At constant exchange rates, operating profit†# increased by 2.0%.

Aggregates price increases of 10.1% were achieved with areas of notable strength in the South East, California and Texas. Heritage aggregates volumes declined by 9.1% although demand patterns varied by region.

The strongest markets were in the North East and South East where relatively robust levels of commercial and infrastructure investment underpinned demand. Weaker market conditions were experienced in Arizona and California where limited increases in industrial, commercial and infrastructure spending could not offset significant reductions in residential demand. In addition, our major markets in Texas experienced some of the wettest weather on record, which significantly depressed volumes in what otherwise appear to be relatively stable markets.

Similar regional demand patterns were experienced in other product lines. Heritage volumes declined by 14.7% in ready-mixed concrete, primarily due to the contraction of residential demand in Arizona and California. However, overall price increases of 6.0% were achieved to recover further increases in material costs, notably for aggregates and cement.

Asphalt volumes increased by 5.4% and prices increased by 12.9%, which broadly offset input cost increases, in particular for aggregates. The cement business experienced difficult trading conditions in the first half, again adversely impacted by the reduction in residential demand in California. Volumes decreased by 22.8% whilst prices increased by 8.4%.

Building Products North America

Financial highlights

	June 2007		June 2006		% change
Group turnover*†	£397.8	m	£435.4	m	(8.6)
Group operating profit*†#	£44.7	m	£74.2	m	(39.8)
Group operating margin*†#	11.2%		17.0%		(5.8	)ppts
Share of joint-ventures’ and associates’ profit after tax†	£0.1	m	£0.1	m	—
Operating profit†#	£44.8	m	£74.3	m	(39.7)
Property profit (inc. in operating profit†#)	—		£0.3	m	—

Building Products North America experienced very difficult trading conditions in the first half. This was primarily as a result of the exposure to the residential construction sector, in particular in Brick and Roof Tile, and a prolonged winter season. Volumes in most products declined and price increases were difficult to achieve in the majority of markets, which are currently experiencing short-term over supply.

Group turnover†* decreased by 8.6% to £397.8m (£435.4m). Acquisitions made in 2007 contributed £25.7m, whilst foreign exchange translation reduced group turnover†* by £39.9m. At constant exchange rates, group turnover†* increased 0.6%. Group operating margin†*# decreased from 17.0% to 11.2%.

Operating profit†# for the first half of the year decreased 39.7% to £44.8m (£74.3m), principally due to reduced volumes and foreign exchange. 2007 acquisitions contributed £2.8m, whilst foreign exchange translation reduced operating profit†# by £6.8m. At constant exchange rates, operating profit†# decreased by 33.6%.

Gravity pipe heritage volumes declined by 13.1% overall, with regional volumes ranging from a 29.3% decline in the Western region to a 4.9% increase in South Central region. All regions suffered as residential housing development slowed significantly. Delays were also experienced in infrastructure project lettings in Texas and California. Against this backdrop, overall price increases of 1.0% were achieved.

Precast demand declined significantly. However, overall heritage price increases of 4.4% were achieved.

In contrast to most other product lines, pressure pipe volumes increased by 123.8% and prices by 39.8% due to a good backlog relating to major infrastructure projects. Similarly, structural precast improved as volumes increased by 42.0% overall and prices rose by 11.5%.

The Brick and Tile division had an exceptionally difficult first half as residential demand continued to decline in all major markets. Volume declines in excess of 25% were experienced in some areas. In response to this a management restructuring and production rationalisation initiative was implemented at the end of the first quarter. This initiative has had a positive impact so far.

Pavers performed well during the first half. Price increases of 1.7% were achieved, with volumes broadly in line with last year.

Building Products’ long-term growth strategy has made good progress during the first half of the year with new pipe and precast plants commissioned in Texas and Phoenix. Five acquisitions were also completed. The first half saw a significant expansion of our Pavers product line with the acquisition of Perma Paving based in Ontario (Canada) at the end of June. Similarly, our Pressure Pipe division has expanded through the acquisition of Price Brothers based in Ohio in March and the acquisition of Hyprescon, based in Quebec (Canada), which completed in early July.

Aggregates UK

Financial highlights

	June 2007		June 2006		% change
Group turnover*†	£469.8	m	£436.8	m	7.6
Group operating profit*†#	£59.9	m	£53.4	m	12.2
Group operating margin*†#	12.8%		12.2%		0.6	ppts
Share of joint-ventures’ and associates’ profit after tax†	£6.3	m	£5.9	m	6.8
Operating profit†#	£66.2	m	£59.3	m	11.6
Property profit (inc. in operating profit†#)	£3.5	m	£5.6	m	(37.5)

Another strong operating profit†# performance was delivered by our Aggregates UK division, with operating profit†# increasing 11.6%, primarily as a result of increased demand, price discipline and a higher contribution from Civil and Marine.

Group turnover†* increased to £469.8m (£436.8m), an increase of 7.6%. Group operating margin†*# increased from 12.2% to 12.8%. Operating profit†# for the first half of the year increased 11.6% to £66.2m (£59.3m), despite a reduction in property profits of £2.1m compared with the same period last year.

Total market demand across the UK for aggregates is estimated to have improved moderately in 2007, with crushed rock demand increasing at a faster rate than sand and gravel. Our aggregates volumes increased by 2.7%, helped by increased volumes of by-product sold as a result of a higher number of fill contracts. Aggregates pricing has remained strong with an increase of 4.7% achieved in the first half of 2007.

Asphalt demand has again fallen in line with continued reduction in infrastructure spending, with investment in roads now at its lowest level for 25 years. Our heritage asphalt volumes have followed the national trend and have fallen 1.6% in the period. Asphalt prices have increased 7.7%, driven by the continued need to recover margins as a result of increased raw material costs.

The ready-mixed concrete market continues to experience growth and our volumes have risen by 2.8%, despite difficulties experienced as a result of cement supply shortages and poor weather at the beginning and end of the period. Pricing has risen by 5.0% to recover input cost increases in aggregates and cement.

Civil and Marine continues to perform above expectations and the strong performance reflects higher volumes and prices. The divisional results include an additional two months of profit compared to the same period last year.

An acquisition of an asphalt plant located in Southampton was completed in June 2007.

Building Products UK

Financial highlights

	June 2007		June 2006		% change
Group turnover*†	£246.9	m	£193.8	m	27.4
Group operating profit*†#	£25.6	m	£10.4	m	146.2
Group operating margin*†#	10.4%		5.4%		5.0	ppts
Share of joint-ventures’ and associates’ profit after tax†	—		—		—
Operating profit†#	£25.6	m	£10.4	m	146.2
Property profit (inc. in operating profit†#)	£1.9	m	—		—

The operating profit†# improvement achieved during the second half of 2006 has accelerated into the first half of 2007. Operating profit†# increased by 146.2% in the first half of the year, primarily as a result of higher demand and selling price discipline.

Group turnover†* increased by 27.4% to £246.9m (£193.8m). £23.0m, or 11.9%, of this increase was due to acquisitions made in 2007. Group operating margin†*# increased from 5.4% to 10.4%.

Operating profit†# for the first half of the year increased by 146.2% to £25.6m (£10.4m), with 2007 acquisitions and additional property profit contributing £0.4m and £1.9m respectively. Our heritage operations improved by £12.9m, or 124.0%.

Demand for our products has improved although the repair, maintenance and improvement sector has remained relatively subdued.

Our total brick volumes were up 5.7%, primarily driven by a welcome increase in Fletton demand from our merchant customers. Pricing discipline has been maintained, with an average selling price increase of 2.3% achieved.

Aggregate block heritage volumes have increased 0.7% whilst prices have increased by 2.4%. Thermalite, our aircrete block operation, has performed strongly in the first half of the year with volumes up 18.7% and selling prices up 6.7%.

Packed product demand has also been very strong with volumes increasing 23.2%, and selling prices up 2.2%. Flooring demand remains strong, whilst precast product volumes were broadly in line with last year.

To date, two acquisitions have been completed. In February, we acquired Irvine Whitlock, a specialist trade contractor which erects brick, block and masonry cladding, and in May, we acquired Structherm, a modular structural walling producer.

Australia and Asia Pacific

Financial highlights

	June 2007		June 2006		% change
Group turnover*†	£305.6	m	£292.0	m	4.7
Group operating profit*†#	£29.6	m	£26.3	m	12.5
Group operating margin*†#	9.7%		9.0%		0.7	ppts
Share of joint-ventures’ and associates’ profit after tax†	£9.7	m	£9.0	m	7.8
Operating profit†#	£39.3	m	£35.3	m	11.3
Property profit (inc. in operating profit†#)	—		£0.4	m	—

The Australia and Asia Pacific division delivered another good performance, with operating profit†# increasing 11.3% to £39.3m (£35.3m) for the first half of the year.

Australia

Group turnover†* increased to £249.0m (£232.2m), an increase of 7.2%. £0.2m of this increase was due to acquisitions made in 2007, whilst foreign exchange translation reduced group turnover†* by £3.1m. Group operating margin†*# decreased from 10.5% to 9.8%.

Operating profit†# for the first half of the year increased by 0.9% to £32.0m (£31.7m). 2007 acquisitions contributed £0.3m, whilst foreign exchange translation and lower property profits reduced operating profit by £0.4m and £0.4m respectively.

Operating profit†# contribution from the aggregates and ready-mixed concrete operations was broadly in line with last year. Continued strong demand in Queensland and Western Australia was offset by reduced demand and higher operating costs in New South Wales.

Overall, our heritage aggregates and ready-mixed concrete volumes have increased by 3.9% and 3.2% respectively, whilst selling prices have improved by 4.3% and 3.4% respectively.

Operating profit†# contribution from the Building Products division improved, due to higher block and paving volumes.

The share of joint-ventures’ and associates’ profit after tax† of £7.6m (£7.3m) is broadly in line with last year.

During the period the acquisition of Tweed Fine Sands, located in northern New South Wales, was completed.

Asia Pacific

The operating profit†# in this region increased by 102.8% to £7.3m (£3.6m), due predominately to stronger demand and selling prices for most products in Malaysia. Higher ready-mixed concrete selling prices have also contributed to an improved performance in Hong Kong.

Continental Europe

Financial highlights

	June 2007		June 2006		% change
Group turnover*†	£151.9	m	£132.6	m	14.6
Group operating profit*†#	£14.7	m	£11.3	m	30.1
Group operating margin*†#	9.7%		8.5%		1.2	ppts
Share of joint-ventures’ and associates’ profit after tax†	£0.1	m	—		—
Operating profit†#	£14.8	m	£11.3	m	31.0
Property profit (inc. in operating profit†#)	—		—		—

Continental Europe delivered a very strong 31.0% increase in operating profit†# for the first half of the year. Stable demand and improved selling prices led to improved margins in the major countries in which we operate.

Group turnover†* increased to £151.9m (£132.6m), an increase of 14.6%. £1.0m, or 0.8% of this increase was due to acquisitions made in 2007, whilst foreign exchange translation reduced group turnover by £1.7m. Group operating margin†#* increased from 8.5% to 9.7%.

Operating profit†# increased by 31.0% to £14.8m (£11.3m), with a strong performance from Israel being supported by further improvements in Spain and the Czech Republic.

In Spain, the operating profit†# contribution for the six months was ahead of last year, driven principally by strong heritage ready-mixed concrete pricing and slightly improved aggregates prices.

Operating profit†# in Israel improved significantly, despite continuing difficult political conditions. The improvement was driven by a combination of strong demand and price improvement across the product range.

Aggregates demand in the Czech Republic was again strong and, coupled with good pricing discipline, contributed to an improved operating profit†# performance. In the Netherlands, Belgium and Germany, reduced demand has been partially offset by selling price improvements.

Further information about Hanson can be found at www.hanson.com

Enquiries:

Hanson PLC +44 (0)20 7245 1245

Media – Charlotte Mulford

Investors/Analysts – Catherine Garland

Financial Dynamics (PR adviser to Hanson)

Tel: +44(0) 20 7831 3113

Andrew Lorenz

Jon Simmons

Website:

www.hanson.com

Notes to editors:

Hanson is one of the world’s largest suppliers of heavy building materials to the construction industry, with turnover in 2006 of £4.1bn. Our products fall into two categories: ‘aggregates’ (crushed rock, sand and gravel, ready-mixed concrete, asphalt and cement related products) and ‘building products’ (concrete pipes, precast products, concrete pavers, blocks, tiles and clay bricks). We employ approximately 26,000 people, operating primarily in North America, the UK and Australia with further operations in Asia Pacific and Continental Europe.

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Some of the information included in this press release, including documents incorporated by reference, are, or may be deemed to be, ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as but not limited to ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meanings in discussion of future operating or financial performance. Such factors include, but are not limited to, changes in economic conditions, especially in the USA, the UK and Australia; changes in governmental policy or legislation that could affect regulatory compliance and other operating costs; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities, including asbestos, arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral and electronic forward-looking statements attributable to Hanson or persons acting for or on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

Volume and price summary

6 months to June 30, 2007

	Volumes	Volumes	Price
	2007v2006 % change Continuing	2007v2006 % change Heritage	2007v2006 % change Heritage
Aggregates North America
Aggregates‡	(0.5)	(9.1)	10.1
Asphalt	5.4	5.4	12.9
Ready-mixed concrete	(14.5)	(14.7)	6.0
Cement	(22.8)	(22.8)	8.4

Building Products North America
Concrete products	(8.8)	(14.4)	1.5
Bricks	(19.6)	(19.6)	4.7
Roof tiles	(27.0)	(27.0)	(7.0)

Aggregates UK
Aggregates‡	2.7	2.7	4.7
Asphalt	(0.3)	(1.6)	7.7
Ready-mixed concrete	2.8	2.8	5.0

Building Products UK
Bricks	5.7	5.7	2.3
Aggregate blocks	1.2	0.7	2.4

Australia
Aggregates	5.0	3.9	4.3
Ready-mixed concrete	3.2	3.2	3.4

Asia Pacific
Aggregates	14.3	14.3	n/a
Asphalt	0.4	0.4	n/a
Ready-mixed concrete	(11.6)	(11.6)	n/a

Continental Europe
Aggregates	5.8	0.7	n/a
Asphalt	4.2	4.2	n/a
Ready-mixed concrete	2.3	0.4	n/a

‡	Includes marine dredged aggregates Volumes include intercompany sales and exclude Hanson’s share of joint-ventures and associates Heritage volumes exclude acquisitions owned for less than 12 months

Consolidated income statement

for the 6 months ended June 30, 2007

June 2007		June 2006	December 2006
Unaudited £m		Unaudited £m	£m
	Continuing operations:
2,043.9	Group turnover*	1,998.2	4,132.7
(1,834.7)	Costs and overheads	(1,785.6)	(3,603.7)
209.2	Group operating profit before impairments and transaction costs*	212.6	529.0
17.4	Share of joint-ventures’ and associates’ profit after tax	15.8	33.7

226.6	Operating profit before impairments and transaction costs	228.4	562.7
—	Operating impairments	—	(4.1)
(1.9)	Transaction costs	—	—
224.7	Operating profit	228.4	558.6

(123.9)	Finance costs	(115.8)	(236.5)
81.0	Finance income	81.0	158.7
(42.9)	Net finance costs	(34.8)	(77.8)

181.8	Profit before tax	193.6	480.8

(31.2)	Tax on continuing operations before impairments	(31.8)	(81.8)
—	Tax on impairments	—	2.1

(31.2)	Tax on continuing operations	(31.8)	(79.7)
150.6	Profit after tax – continuing operations	161.8	401.1
—	Discontinued operations: Current year profit after tax of discontinued operations	—	—
—	Profit on disposals in the current year, after tax	—	0.3
10.5	Profit on disposals in prior years, after tax	5.1	0.1
10.5	Profit after tax – discontinued operations	5.1	0.4
161.1	Profit for the period	166.9	401.5

160.5	Profit for the period attributable to: Equity holders of the Company	166.3	400.4
0.6	Minority interests	0.6	1.1
161.1		166.9	401.5
	Dividends
109.5	Paid in the period (£m)	101.6	147.5
15.35p	Paid in the period (pence per ordinary share)	14.15p	20.60	p

22.5p	Earnings per ordinary share (pence) Basic	23.2p	56.0	p
21.0p	Basic – continuing operations	22.5p	55.9	p
22.3p	Diluted	22.9p	55.3	p
20.8p	Diluted – continuing operations	22.2p	55.2	p

*	The use of the word ‘Group’ reflects the fact that the results of joint-ventures and associates that are accounted for under the equity method are excluded

Consolidated balance sheet

at June 30, 2007

June 2007		June 2006	December 2006
Unaudited £m		Unaudited £m	£m
1,272.0	Assets Non-current assets Intangible assets	1,232.9	1,196.4
3,005.7	Property, plant and equipment	2,922.5	2,901.5
295.0	Investments	289.4	290.6
164.8	Receivables	181.7	174.8
128.3	Pension plan surpluses	22.3	18.3
0.4	Deferred tax assets	0.7	0.8
4,866.2		4,649.5	4,582.4

481.3	Current assets Inventories	432.6	450.0
961.2	Trade and other receivables	942.5	807.3
10.2	Tax receivables	5.5	10.6
757.2	Cash and cash equivalents	681.5	766.7
2,209.9		2,062.1	2,034.6

1.7	Assets held for sale	4.1	3.0
7,077.8	Total assets	6,715.7	6,620.0

(101.8)	Liabilities Non-current liabilities Payables	(89.7)	(69.2)
(1,301.4)	Borrowings	(1,071.5)	(1,339.8)
(364.5)	Provisions	(431.0)	(384.8)
(86.2)	Pension and post-employment medical plan deficits	(147.0)	(109.2)
(81.6)	Tax payable	(91.1)	(96.4)
(376.6)	Deferred tax liabilities	(341.2)	(333.3)
(2,312.1)		(2,171.5)	(2,332.7)

(676.0)	Current liabilities Trade and other payables	(662.3)	(628.6)
(1,102.2)	Borrowings	(1,184.8)	(824.2)
(92.0)	Provisions	(87.5)	(94.9)
(15.1)	Tax payable	(11.7)	(10.8)
(1,885.3)		(1,946.3)	(1,558.5)
(4,197.4)	Total liabilities	(4,117.8)	(3,891.2)
2,880.4	Net assets	2,597.9	2,728.8

73.7	Equity Called-up share capital	73.7	73.7
(126.3)	Own shares	(115.6)	(138.4)
1.5	Cash flow hedge reserve	0.1	(0.5)
(59.7)	Cumulative translation reserve	(15.9)	(63.2)
2,012.5	Retained earnings	1,683.7	1,879.3
972.4	Other reserves	972.4	972.4
2,874.1	Attributable to equity holders of the Company	2,598.4	2,723.3
6.3	Minority interests	(0.5)	5.5
2,880.4	Total equity	2,597.9	2,728.8

Approved by the Board of Directors on August 1, 2007

Alan Murray Chief Executive

Pavi Binning Finance Director

Consolidated cash flow statement

for the 6 months ended June 30, 2007

June 2007		June 2006	December 2006
Unaudited £m		Unaudited £m	£m
	Cash inflow from operating activities
209.2	Group operating profit before impairments and transaction costs – continuing operations	212.6	529.0
—	Group operating profit before impairments and transaction costs – discontinued operations	—	—
209.2		212.6	529.0
3.4	Amortisation of intangible assets	2.5	5.4
109.5	Depreciation and depletion	107.4	217.3
8.9	Provisions charged	4.8	20.8
(27.4)	Provisions utilisation	(25.1)	(63.1)
2.4	Movements in pensions and post-employment medical plan benefits	(12.4)	(30.6)
(7.1)	Profit on sale of property, plant and equipment and assets held for sale	(8.8)	(36.6)
(23.3)	Increase in inventories	(38.4)	(69.1)
(84.9)	Net change in receivables and payables	(100.4)	(18.4)
19.0	Dividends received from joint-ventures and associates	15.3	27.3
0.9	Other	5.8	2.8
210.6	Net cash inflow from operating activities before interest and tax	163.3	584.8
20.1	Interest received	23.8	44.8
(69.0)	Interest paid	(58.7)	(120.5)
(18.0)	Tax paid	(22.2)	(63.6)
143.7		106.2	445.5
	Cash flow from investing activities
(186.1)	Purchase of property, plant and equipment and other intangible assets	(139.1)	(288.6)
10.8	Sale of property, plant and equipment and assets held for sale	13.9	48.5
—	Receipt of government grants	—	3.0
(2.4)	Purchase of investments#	(1.9)	(3.3)

2.2	Disposal of investments†	4.5	8.1

(142.3)	Acquisition of operations	(541.1)	(558.0)
—	Disposal of operations	5.5	5.8
4.7	Cash and cash equivalents in operations acquired or disposed of	8.9	8.4
(313.1)		(649.3)	(776.1)
	Cash flow from financing activities
(109.5)	Dividends paid to shareholders	(101.6)	(147.5)
—	Dividends paid by subsidiaries to minority interests	—	(0.3)
—	Purchase of own shares held in treasury	(39.4)	(65.7)
—	Purchase of shares by ESOP trust	(14.1)	(14.2)
(5.8)	Decrease in borrowings	(2.3)	(261.2)
285.7	Increase in borrowings	272.7	396.2
170.4		115.3	(92.7)
1.0	Net cash inflow/(outflow) after financing	(427.8)	(423.3)
(10.1)	Exchange movements	9.1	(14.0)
624.8	Cash and cash equivalents at beginning of year	1,062.1	1,062.1
615.7	Cash and cash equivalents at end of period (1)	643.4	624.8

#	Purchase of investments includes £2.1m (£1.5m) in respect of increases in loans to joint-ventures and associates
†	Disposal of investments includes £2.2m (£4.5m) in respect of decreases in loans to joint-ventures and associates
(1)	For the purposes of the consolidated cash flow statement, cash and cash equivalents include bank overdrafts of £141.5m (£38.1m, £141.9m at December 31, 2006), shown within borrowings on the balance sheet.

A reconciliation of net cash inflow/(outflow) after financing to net debt is included in note 9.

Consolidated statement of recognised income and expense

for the 6 months ended June 30, 2007

June 2007		June 2006	December 2006
Unaudited £m		Unaudited £m	£m
2.6	Net gains on cash flow hedges	4.4	3.4
3.7	Exchange movements	(60.7)	(107.9)
130.8	Net actuarial gains/(losses) in respect of pensions and other post-employment medical plan benefits	(22.1)	(18.6)
(38.1)	Tax on items taken directly to equity	(2.5)	(1.7)
99.0	Net expense recognised directly in equity	(80.9)	(124.8)
161.1	Profit for the period	166.9	401.5
260.1	Total recognised income and expense	86.0	276.7

259.5	Attributable to: Equity holders of the Company	85.5	275.8
0.6	Minority interests	0.5	0.9
260.1		86.0	276.7

Notes to the interim financial information

1 Basis of preparation

The group prepares its annual financial statements on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. The financial information presented in these interim financial statements has been prepared in accordance with the accounting policies expected to be used in preparing the annual financial statements for the year ended December 31, 2007, which do not differ significantly from those used for the most recent financial statements. The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The group’s statutory financial statements for the year ended December 31, 2006 were prepared under IFRS and filed with the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2 Segmental analysis

(a) Group turnover

	June 2007	June 2006
	£m	£m
North America
Aggregates	471.9	507.6
Building Products	397.8	435.4
	869.7	943.0
UK
Aggregates	469.8	436.8
Building Products	246.9	193.8
	716.7	630.6
Australia and Asia Pacific
Australia	249.0	232.2
Asia Pacific	56.6	59.8
	305.6	292.0
Continental Europe	151.9	132.6
Continuing operations	2,043.9	1,998.2
Discontinued	—	—
	2,043.9	1,998.2

(b) Operating profit

	June 2007	June 2007	June 2007	June 2007	June 2007	June 2007
	Group operating profit before impairments and transaction costs	Share of joint-ventures’ and associates profit after tax	Operating profit before impairments and transaction costs	Operating impairments	Transaction costs	Operating profit
	£m	£m	£m	£m	£m	£m
North America
Aggregates	51.6	1.2	52.8	—	—	52.8
Building Products	44.7	0.1	44.8	—	—	44.8
	96.3	1.3	97.6	—	—	97.6
UK
Aggregates	59.9	6.3	66.2	—	—	66.2
Building Products	25.6	—	25.6	—	—	25.6
	85.5	6.3	91.8	—	—	91.8
Australia and Asia Pacific
Australia	24.4	7.6	32.0	—	—	32.0
Asia Pacific	5.2	2.1	7.3	—	—	7.3
	29.6	9.7	39.3	—	—	39.3
Continental Europe	14.7	0.1	14.8	—	—	14.8
Central	(16.9)	—	(16.9)	—	(1.9)	(18.8)
Continuing operations	209.2	17.4	226.6	—	(1.9)	224.7
Discontinued	—	—	—	—	—	—
	209.2	17.4	226.6	—	(1.9)	224.7

	June 2006	June 2006	June 2006	June 2006	June 2006	June 2006
	Group operating profit before impairments and transaction costs	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments and transaction costs	Operating impairments	Transaction costs	Operating profit
	£m	£m	£m	£m	£m	£m
North America
Aggregates	56.2	0.8	57.0	—	—	57.0
Building Products	74.2	0.1	74.3	—	—	74.3
	130.4	0.9	131.3	—	—	131.3
UK
Aggregates	53.4	5.9	59.3	—	—	59.3
Building Products	10.4	—	10.4	—	—	10.4
	63.8	5.9	69.7	—	—	69.7
Australia and Asia Pacific
Australia	24.4	7.3	31.7	—	—	31.7
Asia Pacific	1.9	1.7	3.6	—	—	3.6
	26.3	9.0	35.3	—	—	35.3
Continental Europe	11.3	—	11.3	—	—	11.3
Central	(19.2)	—	(19.2)	—	—	(19.2)
Continuing operations	212.6	15.8	228.4	—	—	228.4
Discontinued	—	—	—	—	—	—
	212.6	15.8	228.4	—	—	228.4

The following property profits in respect of surplus property and land disposals totalling £6.3m (£6.8m) are included within group operating profit before impairments and transaction costs: Aggregates North America £0.9m (£0.5m); Building Products North America £nil (£0.3m); Aggregates UK £3.5m (£5.6m); Building Products UK £1.9m (£nil); Australia £nil (£0.4m); Asia Pacific £nil (£nil); Continental Europe £nil (£nil); Central £nil (£nil).

(c) Joint-ventures and associates

	June 2007	June 2007	June 2006	June 2006
	Turnover	Operating profit	Turnover	Operating profit
	£m	£m	£m	£m
North America
Aggregates	10.8	1.7	10.2	1.1
Building Products	0.5	0.1	0.7	0.1
	11.3	1.8	10.9	1.2
UK
Aggregates	55.5	8.7	51.2	8.4
Building Products	—	—	—	—
	55.5	8.7	51.2	8.4
Australia and Asia Pacific
Australia	98.1	11.0	88.2	11.0
Asia Pacific	15.2	2.6	16.0	2.2
	113.3	13.6	104.2	13.2
Continental Europe	—	0.1	—	—
Continuing operations	180.1	24.2	166.3	22.8
Discontinued	—	—	—	—
	180.1	24.2	166.3	22.8

			June 2007	June 2006
			£m	£m
Continuing operating profit from joint-ventures and associates			24.2	22.8
Net finance costs			(2.0)	(1.8)
Tax			(4.8)	(5.2)
Continuing profit after tax from joint-ventures and associates			17.4	15.8

3 Net finance costs

Net finance costs of £42.9m (£34.8m) include a net pension and other post-employment medical plan benefits financing credit of £3.2m (£5.6m); a net charge of £1.6m (£1.6m) in respect of the unwind of the discount on the group’s continuing provisions; and a credit of £2.2m (£0.5m) in respect of the change in the fair value of financial instruments, in accordance with IAS 39. Hanson’s share of its joint-ventures’ and associates’ interest charge of £2.0m (£1.8m) is included within joint-ventures and associates as shown in note 2(c)

4 Tax

Analysis of total tax charge in consolidated income statement

	June 2007	June 2007	June 2007	June 2006	June 2006	June 2006
	Before tax	Tax	After tax	Before tax	Tax	After tax
	£m	£m	£m	£m	£m	£m
Continuing operations:
Group operating profit before impairments and transaction costs	209.2			212.6
Transaction costs	(1.9)			—
Net finance costs	(42.9)			(34.8)
Group operating profit before impairments, after transaction costs and net finance costs	164.4	(31.2)	133.2	177.8	(31.8)	146.0
Share of joint-ventures’ and associates’ profit after finance costs	22.2	(4.8)	17.4	21.0	(5.2)	15.8
Profit from continuing operations before impairments	186.6	(36.0)	150.6	198.8	(37.0)	161.8
Operating impairments	—	—	—	—	—	—
Profit from continuing operations	186.6	(36.0)	150.6	198.8	(37.0)	161.8
Discontinued operations:
Profit from discontinued operations	—	—	—	—	—	—
Profit from current year disposals	—	—	—	—	—	—
(Loss)/profit from prior year disposals	(12.5)	23.0	10.5	8.2	(3.1)	5.1
Profit for the period	174.1	(13.0)	161.1	207.0	(40.1)	166.9

					June 2007	June 2006
					£m	£m
Tax (charge)/credit for the period analysed as:
UK tax					(11.9)	0.9
Overseas tax					(1.1)	(41.0)
					(13.0)	(40.1)

The tax credit on discontinued operations includes a one-off tax benefit of £19.4m, relating to the completion of tax audits in respect of previously disposed entities.

5 Discontinued operations

The profit from prior years’ disposals of £10.5m includes a loss of £6.6m relating to the net post-tax cost of increasing the gross cost provision for asbestos. Other discontinued items from prior years’ disposals net of tax amounted to a profit of £17.1m, which includes a tax benefit of £19.4m as disclosed in note 4.

6 Dividends

During the six months to June 30, 2007, the Company has paid the approved dividend of £109.5m for the 12 months ended December 31, 2006. As a result of the recommended acquisition of Hanson by Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement AG, Hanson does not intend to pay an interim dividend for the six months ended June 30, 2007.

7 Reconciliation of changes in total equity

June 2007		June 2006	December 2006
£m		£m	£m
2,728.8	Opening total equity as at December 31	2,672.3	2,672.3
260.1	Recognised income and expense	86.0	276.7
(109.5)	Dividends paid	(101.6)	(147.5)
—	Purchase of own shares held in treasury	(40.0)	(64.1)
—	Purchase of own shares by ESOP trust	(14.1)	(14.2)
12.1	Disposal of own shares by ESOP trust	11.9	13.2
(11.3)	Employee share awards	(13.3)	(9.9)
0.2	Changes in minority interests	(3.3)	2.3
2,880.4	Closing total equity	2,597.9	2,728.8

8 Provisions/Contingent liabilities

Certain obligations in respect of the Koppers’ environmental liabilities are recognised in provisions with a corresponding asset representing the amounts receivable under the insurance arrangements entered into in 1998. Under these arrangements, insurance cover of $800.0m in perpetuity (after payment by the group of the first $100.0m of remediation costs arising since January 1, 1998) was provided by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re. The Company estimates that this insurance cover is sufficient to meet future costs. Factors which could cause actual remediation costs to differ from these estimates include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements for remedial technology; (iv) any other significant variations to assumptions made in support of these estimates. Further details were provided in note 21 of the notes to the accounts in the Annual Report and Form 20-F 2006.

Provisions include a discounted amount of £198.0m (equivalent to $503.4m before discounting) for the gross cost of asbestos which is both probable and reliably estimable, which equates to approximately eight years of gross cost at current levels. An associated discounted insurance asset of £35.9m and associated deferred tax asset of £63.2m have also been recognised at June 30, 2007. Further details of the approach to accounting for asbestos is provided in notes 21 and 26 of the notes to the accounts in the Annual Report and Form 20-F 2006.

In respect of the proposed transaction between HeidelbergCement AG and Hanson, Hanson will incur professional fees payable to its advisors of approximately £35m. Payment of approximately £31m of these fees is wholly conditional on the sanction by the Court of Hanson’s Scheme of Arrangement for the proposed acquisition of Hanson by Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement AG. As a result, these fees are disclosed as a contingent liability at June 30, 2007. Transaction costs recognised to date in the income statement of £1.9m are in respect of legal and printing costs which are not contingent on completion of the transaction.

There have been no other material changes regarding the provisions and contingent liabilities referred to in notes 21 and 26 of the Company’s Annual Report and Form 20-F 2006.

9 Movement in net debt

A reconciliation of net cash inflow/(outflow) after financing to net debt is set out below:

June 2007		June 2006	December 2006
£m		£m	£m
1.0	Net cash inflow/(outflow) after financing	(427.8)	(423.3)
5.8	Decrease in borrowings	2.3	261.2
(285.7)	Increase in borrowings	(272.7)	(396.2)
(278.9)	Increase in net debt resulting from cash flows	(698.2)	(558.3)
	Non-cash movements in debt:
10.8	Fair value adjustments	23.4	10.4
(0.4)	Effective interest adjustments	(0.1)	(9.6)
—	Borrowings in subsidiary undertakings (acquired)/disposed of	(3.6)	(8.3)
(0.3)	Other movements	(1.6)	(1.1)
19.7	Exchange movements	94.9	159.2

(249.1)	Movement in net debt in the period	(585.2)	(407.7)
(1,397.3)	Opening net debt	(989.6)	(989.6)

(1,646.4)	Closing net debt	(1,574.8)	(1,397.3)

Net debt comprises the following balance sheet items:

June 2007		June 2006	December 2006
£m		£m	£m
757.2	Cash and cash equivalents	681.5	766.7
(1,102.2)	Current borrowings	(1,184.8)	(824.2)
(1,301.4)	Non-current borrowings	(1,071.5)	(1,339.8)
(1,646.4)	Net debt	(1,574.8)	(1,397.3)

10 Subsequent events

On July 31, 2007, Hanson shareholders approved, both at the Court Meeting and the Extraordinary General Meeting, the Scheme of Arrangement regarding the acquisition of Hanson by Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement AG, for 1100 pence per ordinary share.

END